Exhibit 99.1

September 14, 2020

Buenos Aires

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, Grupo Financiero Galicia S.A. (the “Company”), as the majority holder of the issued and outstanding equity interests of Tarjetas Regionales S.A. (“Tarjetas Regionales”), and each of Dusner S.A. and Fedler S.A., as holders of the 17%, in the aggregate, of Tarjetas Regionales’ issued and outstanding equity interests (the “Minority Shares”), have signed a Preliminary Spin-off Merger Agreement (the “Transaction Agreement”) in order to effect a corporate reorganization of Tarjetas Regionals as was previously disclosed pursuant to that certain notice of material event, dated as of May 28, 2020. Pursuant to the Transaction Agreement, the Company, Dusner S.A. and Fedler S.A. intend to consummate a spin-off and merger transaction following which the Minority Shares will be acquired by the Company resulting in the Company holding 100% of the issued and outstanding equity interests of Tarjetas Regionales. Fedler S.A. and Dusner S.A. will each receive interests in the Company in exchange for, and in an amount representing, the Minority Shares that each of Dusner S.A. and Fedler S.A. held in Tarjetas Regionales, respectively, as determined in accordance with the Transaction Agreement.

The special financial statements and the consolidated financial statements prepared in connection with the transaction contemplated by the Transaction Agreement have been prepared as of June 30, 2020.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.